SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for November

São Paulo, December 5, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), the main domestic airline in Brazil, releases preliminary air traffic figures for the month of November 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) decreased 7.3% as a reflection of delays in the delivery of the Boeing 737 MAX. Total demand (RPK) down 3.1%, yielding a load factor 85.0%, 3.7p.p. above last year.
|	GOL’s domestic supply (ASK) and demand (RPK) decreased by 6.3% and 2.8%, while load factor increased 3.0 p.p. reaching 84.9%.
|	GOL’s international supply (ASK) was 294 million and (RPK) was 254 million, with a load factor of 86.4%
|	Cargo volume was up 53.3%, reaching 11,9 thousand tons.

November/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic Figures (1)
Operating data *	Nov/23	Nov/22	% Var.	11M23	11M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	16,994	18,212	-6.7%	203,535	181,043	12.4%	224,442	199,001	12.8%
Seats (thousand)	2,998	3,189	-6.0%	35,659	31,566	13.0%	39,308	34,700	13.3%
ASK (million)	3,269	3,524	-7.3%	39,048	36,472	7.1%	43,339	40,016	8.3%
RPK (million)	2,778	2,867	-3.1%	32,011	29,274	9.3%	35,355	32,176	9.9%
Load factor	85.0%	81.3%	3.7 p.p	82.0%	80.3%	1.7 p.p	81.6%	80.4%	1.2 p.p
Pax on board (thousand)	2,507	2,516	-0.4%	28,292	24,551	15.2%	31,102	27,078	14.9%
Domestic GOL
Departures	16,232	17,414	-6.8%	194,580	175,383	10.9%	214,429	193,179	11.0%
Seats (thousand)	2,867	3,050	-6.0%	34,119	30,596	11.5%	37,587	33,702	11.5%
ASK (million)	2,975	3,174	-6.3%	35,236	33,873	4.0%	39,063	37,353	4.6%
RPK (million)	2,524	2,597	-2.8%	29,004	27,129	6.9%	32,016	29,981	6.8%
Load factor	84.9%	81.8%	3.0 p.p	82.3%	80.1%	2.2 p.p	82.0%	80.3%	1.7 p.p
Pax on board (thousand)	2,395	2,411	-0.7%	27,100	23,757	14.1%	29,787	26,262	13.4%
International GOL
Departures	762	798	-4.5%	8,955	5,660	58.2%	10,013	5,822	72.0%
Seats (thousand)	131	139	-5.6%	1,540	970	58.8%	1,721	997	72.6%
ASK (million)	294	350	-16.1%	3,811	2,599	46.7%	4.276	2.663	60.6%
RPK (million)	254	269	-5.8%	3,006	2,144	40.2%	3.338	2.196	52.0%
Load factor	86.4%	76.9%	9.5 p.p	78.9%	82.5%	-3.6 p.p	78.1%	82.5%	-4.4 p.p
Pax on board (thousand)	111	104	6.8%	1,192	794	50.1%	1,315	816	61.2%
On-time Departures	86.7%	77.2%	9.5 p.p	89.9%	90.6%	-0.7 p.p	88.8%	94.2%	-5.5 p.p
Flight Completion	98.7%	98.5%	0.2 p.p	98.4%	99.3%	-1.0 p.p	98.3%	99.4%	-1.1 p.p
Cargo Ton (thousand)	11.9	7.7	53.3%	104.6	63.3	65.2%	112.7	68.4	64.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for November

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is one of leader airlines in Brazil and part of the Abra group. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13.900 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer